SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Airlines Begins Service To Cordoba, Argentina

Cordoba is Copa Airlines' second destination in Argentina

PANAMA CITY, Aug. 15 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings SA. (NYSE: CPA), today begins four-times-weekly flights from Panama to Cordoba, Argentina. Passengers from the Argentinean city will be able to make connections at the Hub of the Americas in Panama to the major cities in Latin America.

The flight leaves Panama on Sundays, Tuesdays, Wednesdays and Fridays at 6:50 p.m., arriving in Cordoba, Argentina, at 3:30 a.m. The return flight leaves Cordoba at 4:31 a.m. on Mondays, Wednesdays, Thursdays and Saturdays, arriving in Panama at 9:11 a.m.

Copa Airlines will operate a Boeing 737-700 aircraft on the Panama-Cordoba-Panama route. This modern, comfortable aircraft is configured with 12 seats in Business Class and 112 seats in coach.

Cordoba is Copa Airlines' second destination in Argentina. The airline currently offers two daily flights to Buenos Aires.

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. From the U.S., Copa offers nonstop service to Panama three times daily from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 10 times a week from Orlando. AeroRepublica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through daily flights from Bogotá, Cali and Medellin. For more information, visit www.copaair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 8/15/2007	By:	/s/ Victor Vial
Name: Victor Vial
Title CFO

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